UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

CORIUM INTERNATIONAL, INC.

(Name of Subject Company)

CORIUM INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21887L107

(CUSIP Number of Class of Securities)

Peter D. Staple

Chief Executive Officer

Corium International, Inc.

235 Constitution Drive

Menlo Park, California 94025

(650) 298-8255

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David K. Michaels, Esq. Robert A. Freedman, Esq. Ethan A. Skerry, Esq. Lara E. Foster, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert S. Breuil Chief Financial Officer Corium International, Inc. 235 Constitution Drive Menlo Park, California 94025 (650) 298-8255

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Item 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Corium International, Inc. (the “Company” or “Corium”) with the Securities and Exchange Commission on October 26, 2018 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Gurnet Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned direct subsidiary of Gurnet Holding Company (“Parent”), a Delaware corporation, to purchase any and all of the shares of Corium’s outstanding common stock, par value $0.001 (the “Shares” and each, a “Share”), at a purchase price of (i) $12.50 per Share in cash, before deduction of applicable withholding taxes and without interest, plus (ii) one non-transferable contingent value right per Share, which represents the contractual right to receive $0.50 per share in cash, before deduction of applicable withholding taxes and without interest, following approval by the FDA of the New Drug Application for Corplex Donepezil on or prior to March 31, 2020, as described further in and subject to the conditions set forth in a Contingent Value Rights Agreement, and all upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of October 11, 2018, by and among Corium, Parent and Merger Sub, the Offer to Purchase, dated October 26, 2018, the related Letter of Transmittal and the Notice of Guaranteed Delivery.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

The section of the Schedule 14D-9 entitled “Background of the Merger Agreement; Reasons for Recommendation” is amended as follows:

Replacing the second sentence of the paragraph that begins on page 20 and ends on page 21 with following sentences:

The confidentiality agreement contained a “standstill” provision which prohibits Party B from making public proposals to acquire Corium. The standstill provision has a term of 12 months, and so is in effect until November 17, 2018, but Party B is permitted to make private communications (including acquisition offers) to the Board at any time.

Replacing the first full paragraph on page 28 with the following paragraph:

On October 8, 2018, Corium and Party E entered into a confidentiality agreement and Corium provided Party E with access to an electronic data room that contained non-public information about Corium. The confidentiality agreement contained a “standstill” provision which prohibits Party E from making public proposals to acquire Corium. The standstill provision has a term of 12 months, and so is in effect until October 8, 2019 but Party E is permitted to make private communications (including acquisition offers) to the Board at any time.

The section of the Schedule 14D-9 entitled “Opinion of Corium’s Financial Advisor” is amended as follows:

Inserting the following new sentence at the end of the last full paragraph on page 41:

For the purposes of these financing-adjusted discounted cash flow analyses, Guggenheim Securities used the same definition of “unlevered free cash flow” set forth in the footnotes to the second table under the caption “Certain Unaudited Prospective Financial Information of Corium.”

Inserting the following new sentence at the end of the first full bullet point on page 42:

Corium’s weighted average cost of capital was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to Corium and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective US equity risk premium and the corresponding risk-free rate estimated based on the then-prevailing yield on the 20-year US Treasury bond and (b) company-specific inputs such as the subject company’s forward-looking equity beta reference range, which was determined based on review of Bloomberg historical three-, two- and one-year adjusted betas and the then-current Barra predicted betas for selected specialty pharmaceuticals and contract manufacturing companies, the subject company’s assumed forward-looking capital structure and the corresponding blended cost of debt, the subject company’s prospective marginal cash income tax rate and, as applicable, the appropriate size/liquidity premium for the subject company.

Replacing the third full bullet point on page 42 with the following sentence:

Guggenheim Securities took into account the estimated present value of the potential tax savings expected to result from the utilization of Corium’s net operating loss carryforwards existing prior to December 31, 2018, as estimated by Corium’s senior management.

The section of the Schedule 14D-9 entitled “Certain Unaudited Prospective Financial Information of Corium” is amended as follows:

Inserting the following at the end of the first sentence of footnote 1 to the second table under the caption “Certain Unaudited Prospective Financial Information of Corium” on page 45 of the Schedule 14D-9:

as shown in the table below.

	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
	($mm)
EBIT	(50)	(79)	(54)	8	69	146	166	187	210	229	247	266	286	307	330	354	379	406	435
Provisions for Income Taxes	—	—	—	—	—	(1)	(17)	(35)	(59)	(64)	(69)	(74)	(80)	(86)	(92)	(99)	(106)	(114)	(122)
Change in Net Working Capital	0	(2)	(8)	(12)	(13)	(18)	(5)	(5)	(6)	(4)	(4)	(5)	(5)	(5)	(5)	(6)	(6)	(6)	(7)
Non-Cash Expenses	7	7	8	8	8	9	9	10	10	11	11	12	12	13	13	14	15	16	16
Capital Expenditures	(4)	(7)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Unlevered Free Cash Flow	(47)	(80)	(57)	1	61	133	150	153	153	168	182	196	210	226	243	260	279	299	320

Item 8. Additional Information

The section entitled “Certain Litigation” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the section:

“Corium believes that the claims asserted in the pending actions in the United States District Court for the Northern District of California (Wang v. Corium International, Inc., et al., Case No.4:18-cv-06590-JSW, Schwartz v. Corium International, Inc., et al., Case No. 5:18-cv-06670-LHK and Klein v. Corium International, Inc., et al., Case No. 4:18-cv-06731-PJH) and in the United States District Court for the District of Delaware (Kent v. Corium International, Inc., et al., Case No. 1:18-01744-CFC), which are referred to collectively as the “Actions”) are without merit and denies the allegations in each of those Actions. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its stockholders, Corium has provided certain additional disclosures in Amendment No. 4 (the “Supplemental Disclosures”). Counsel for plaintiffs in each of the Actions have confirmed that the Supplemental Disclosures will moot their claims and that they will accordingly dismiss those Actions with prejudice as to the named plaintiffs, and without prejudice as to other stockholders. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which we urge you to read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of the Company, Parent, Merger Sub or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental

Disclosures to be material. Rather, the Company believes that the Schedule 14D-9 disclosed all material information, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differ from information contained in the Schedule 14D-9, the information in the Supplemental Disclosures supersede such information contained in the Schedule 14D-9.”

Additional Information and Where to Find It

This communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of the Company. On October 26, 2018, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. These documents, as they may be amended from time to time, contain important information about the tender offer and stockholders of the Company are urged to read them carefully. Stockholders of the Company may obtain a free copy of these documents at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC are available to all stockholders of the Company free of charge at http://ir.coriumgroup.com/investor-relations.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CORIUM INTERNATIONAL, INC.

Date: November 15, 2018	By:	/s/ Peter D. Staple
Peter D. Staple
Chief Executive Officer